Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors

SJW Group:
We consent to the incorporation by reference in the registration statements (Nos. 333‑105010 and 333-195796) on Form S-8 of SJW Group of our report dated February 28, 2017, with respect to the consolidated balance sheets of SJW Group as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10‑K of SJW Group.

/s/ KPMG LLP
Santa Clara, California
February 28, 2017